Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

July 31, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

ITAU DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS S.A. – Terminated in Custody, Clearance, or Settlement section

KYTE BROKING LIMITED – Added in Execute or Trade section